Exhibit 99.7

Execution version

AMENDMENT TO SECOND REGISTRATION RIGHTS AGREEMENT

THIS AMENDMENT TO SECOND REGISTRATION RIGHTS AGREEMENT (this “Amendment”) is made and entered into as of May 12, 2024, by and between Centogene N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Borrower”), and Pharmaceutical Investment Company, a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia (the “Lender”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Registration Rights Agreement.

RECITALS

WHEREAS, the Borrower and the Lender are parties to that certain Second Registration Rights Agreement, dated as of October 26, 2023 (the “Registration Rights Agreement”), pursuant to which, the Borrower agreed with the Lender and each of the Holders, among other matters, to certain registration rights with respect to the Registrable Securities;

WHEREAS, the parties hereto desire to amend the Registration Rights Agreement as provided herein;

WHEREAS, pursuant to Section 14(b) of the Registration Rights Agreement, the Registration Rights Agreement may be amended, modified, waived or superseded upon the written consent of the Borrower and the Holders whose aggregate As-Converted Registrable Securities Ownership Percentage exceeds fifty percent (50%) at the time in question (the “Requisite Holders”); and

WHEREAS, the undersigned parties hereto constitute the Requisite Holders.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Amendments to the Registration Rights Agreement.

(a)            The definition of “General Resale Registration Statement Effectiveness Deadline Date” in Section 1 of the Registration Rights Agreement is hereby amended and restated in its entirety as follows:

“General Resale Registration Statement Effectiveness Deadline Date” means the date that is fifteen (15) calendar days following the receipt of CFIUS Clearance, provided that, if on such date the Borrower is not required to file reports under Section 13 or Section 15(d) of the Exchange Act, then the General Resale Registration Statement Effectiveness Deadline Date shall instead be such date thereafter that is fifteen (15) calendar days following the date on which the Borrower becomes required to file reports under Section 13 or Section 15(d) of the Exchange Act.

(b)            The definition of “Loan Agreement” in Section 1 of the Registration Rights Agreement is hereby amended and restated in its entirety as follows:

“Loan Agreement” means that certain Loan Agreement, dated October 26, 2023 between the Borrower, as the borrower thereunder and the Lender party thereto, as amended by that certain First Amendment to Loan Agreement, dated April 23, 2024, and that certain Second Amendment to Loan Agreement, dated May 12, 2024 (as the same may be amended, restated, supplemented, or otherwise modified from time to time, and together with the Terms and Conditions attached thereto).

(c)            Section 1 of the Registration Rights Agreement is hereby amended to add the below definition in the appropriate alphabetical order:

“CFIUS Clearance” has the meaning set forth in the Terms and Conditions.

2.             Effectiveness. Notwithstanding anything to the contrary contained herein, this Amendment shall become effective on the date hereof without further action by any party hereto.

3.             Miscellaneous. Except as expressly provided in this Amendment, all of the terms and provisions in the Registration Rights Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Registration Rights Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the “Agreement” in the Registration Rights Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Registration Rights Agreement, as amended by this Amendment (or as the Registration Rights Agreement may be further amended or modified in accordance with the terms thereof and hereof). The terms of this Amendment shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Registration Rights Agreement. This Amendment may be executed in any number of counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute one and the same instrument; provided that in the event that any signature is delivered by facsimile transmission or by e-mail delivery of a .pdf format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature were the original thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each party hereto has signed or has caused to be signed by its officer thereunto duly authorized this Amendment to Second Registration Rights Agreement as of the date first above written.

BORROWER:

CENTOGENE N.V.

By:
Name: Kim Stratton
Title: Chief Executive Officer

By:
Name: Miguel Coego
Title: Chief Financial Officer, Legal, & IT

LENDER:

PHARMACEUTICAL INVESTMENT COMPANY

By:
Name: Ibrahim Aljuffali
Title: Chairman of the Board

[Signature Page to Amendment to Registration Rights Agreement]